September 18, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (864) 250-2359

Mr. William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corp.
209 North Bridge Street
Elkin, NC 28621-3404

>
> **Re: Yadkin Valley Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed on August 22, 2007**
> **File Number 333-145628**
>
> **Form 10-K**
> **March 16, 2007**
> **File Number 000-52099**

Dear Mr. Long:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General

1.   Please include a cover letter with your next filing.

2.   Please revise to state that you incorporate by reference the merger agreement and refer to Item 4(c) of Form S-4.

3.   Please revise to provide quantitative and qualitative disclosures about market risk or respond to where you have already provided this. Refer to Item 305 of Regulation S-K.

4.   Please revise to provide or indicate where you have already disclosed the information required by Rule 14a-5(e) of the Securities Exchange Act pursuant to Item 18(a)(1) of Form S-4.

5.   Please provide the staff with copies of the board books that The Orr Group, LLC provided in connection with the transactions.

6.   Please confirm that Cardinal State Bank and Yadkin Valley Financial did not exchange financial projections, or if they did, please put them in the prospectus.

7.   Please unbundle the changes in the articles of incorporation from Cardinal to Yadkin, including the change in the staggered board and changes in the removal of directors. Refer to Item 4(a)(4) of Regulation S-K and the Fifth Supplement of Telephone Interpretations, September 2004.

Outside Front Cover Page of Prospectus

8.   Please revise to include a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Cover Page

9.   Reference is made to the second sentence in the first paragraph of the cover page. It is unclear to us why, before you can complete the merger you must obtain approval of the proposal to authorize the board of directors of Cardinal to adjourn the special meeting. As it is now written, it appears that if shareholders approve the merger, but do not authorize the board to adjourn, the transaction will not go forward. Please advise or revise the language.

10.   Reference is made to the second paragraph. We assume that while there is a limit on the cash election, there is no limit on the stock election and that one hundred per cent may be paid in Yadkin stock, if that is what shareholders want. Please clarify.

Questions and Answers, page 1

11.   Reference is made to the second question, "Why is Cardinal merging with and into Yadkin Valley Bank and Trust Company?" Consideration should be given to

revising the first sentence. There is a reference to 3 boards and we would suggest that if would be easier for shareholders if only 2 boards are referenced, the boards of the two holding companies.

Summary, page 4

12.   Please revise to state that the Summary summarizes "material," not "selected," information. Please delete the language in the first sentence beginning "and may not contain…" You can direct readers to the rest of the prospectus.

13.   Please revise to provide the reasons for Yadkin Valley to engage in the merger. Refer to Item 4(a)(2) of Form S-4.

14.   Under, "The Companies," on page 4, please consider giving an indication of the size of each company. For example, consider including total assets of each company as of a recent date.

15.   Under, "Cardinal Special Shareholders' Meeting" on page 5, it appears to us that there is a word has been dropped after the first two. Please review.

Risk Factors, page 15

16.   If appropriate, include a recent developments section which discusses any effects of the recent conditions in the credit market on Guaranty Financial Group.

Background of the Merger, page 18

17.   Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price.

Cardinal's Reasons for the Merger; Recommendation of the Cardinal Board, page 20

18.   We note that you provide a list of factors that Cardinal has considered. Please revise to disclose with analysis why, taking into account the risks and negative reasons, the board still recommends the merger.

Opinion of Cardinal's Financial Advisor, page 22

19.   Please revise to state that The Orr Group, LLC has consented to the inclusion of its opinion in the prospectus.

Pro Forma Merger Analysis, page 30

20.   Reference is made to the bold faced statement at the bottom of this section. The description of the opinion should be complete so that you can remove the qualification contained in this paragraph.

Termination of the Existing Cardinal Executive Employment Agreements, page 35

21.   Reference is made to the agreements to exchange cash in exchange for the termination of health and dental care coverage. Please advise us of how these amounts were determined. If they are in excess of actual costs of such benefits, please make that clear in this section.

Mallard Employment Agreement, page 36

22.   We note your disclosure regarding Mr. Mallard's employment agreement. Please revise to provide disclosure under Item 402 of Regulation S-K pursuant to Item 18(a)(7)(ii) of Form S-4, including but not limited to the Compensation Discussion and Analysis and the required disclosure tables. Confirm that his new position will be a full time position.

Stock Options, page 37

23.   Note the dollar value of the 156,550 options that will be exchanged for $17.62.

Information about Surviving Company's Directors, page 48

24.   We note your disclosure regarding Messrs. Shambley and Hill. Please revise to provide similar disclosure for Mr. Mallard and all other applicable disclosure under Items 401 and 404 of Regulation S-K pursuant to Item 18(a)(7)(i) and (iii) of Form S-4, respectively.

25.   In the first bullet point, please note over what period of time the 11,000 shares were given.

Management's Discussion and Analysis of Results of Operations and …, page 58

26.   Please revise to expand your disclosure to fully discuss the results of operation and financial condition including any trends. Refer to Item 303 of Regulation S-K. Also, the discussion and analysis of known trends, demands, commitments, events and uncertainties is necessary to an understanding of a company's performance. Please discuss material known trends and uncertainties regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

27.   In the sections, "Provision for Loan Losses and Asset Quality," please include and discuss the ratio of Provision for Loan Losses to Non Performing Assets.

Information about Cardinal
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Month Years Ended December 31, 2006, 2005 and 2004

Table 5. Analysis of the Allowance for Loan Losses, page 65

28.   Please revise to present charge-offs and recoveries by loan type. Refer to Section IV.A. of Industry Guide III.

Table 6. Allocation of the Allowance for Loan Losses, page 66

29.   We note the 2006 column does not appear to foot. Please revise or advise us.

Item 21. Exhibits and Financial Statement Schedules – Exhibit 5, page II-2

30.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Exhibit 8

31.   Please include all exhibits, including the tax opinion, in your next filing. They are subject to review and the staff will need time to examine them. Please refer to Item 4(a)(4) of Form S-4 and to Item 601(b)(8) of Regulation S-K.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-Interest Income, page 28

32.   We note your disclosure on page 29 that you reclassified $409,000 from other service fees in 2005 to salaries and benefits in 2006 and that the reclassified account was a contra, or credit, expense account consisting of deferred loan costs under SFAS 91. We also note your accounting policy on page 39 that loan origination and other fees, net are deferred and recognized as an adjustment of the related loan yield using the interest method. Please tell us the following so that we may better understand your accounting:

- clarify whether the reclassified amounts represent amortization expense related to deferred loan costs included within the loan balance on your balance

> sheet or if they represent other types of expenses (if other types, please describe);
> - if amortization expense related to deferred loan costs, clarify how the classification of the expense in other service fees and salaries and benefits complies with guidance in paragraph 22 of SFAS 91;
> - reconcile your accounting policy to your MD&A disclosures; and
> - if you determine your current and historical classifications of these costs are not in accordance with the applicable guidance in SFAS 91, quantify the impact on interest income and yields for all periods presented and revise if material.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Polices
 Loans and Allowance for Loan Losses, page 39

33.   We note your disclosure on page 40 that the provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb "potential" losses in the portfolio. The reference to "potential" losses could indicate that your estimates are based on future, rather than incurred losses. Please clarify for us whether you are using an incurred or expected loss model to determine your allowance for loan losses.

Items 10 and 11, page 65

34.   Please revise to place the Compensation Discussion and Analysis before your disclosure on the tables, such as the Summary Compensation Table.

35.   Besides Messrs. Long and Laws, please confirm if you have other employees whose total compensation exceed $100,000. Refer to Instruction 1 to Item 402(a)(3) of Regulation S-K.

36.   Please revise to disclose in your narrative on "Potential Payments Upon Termination or Change in Control" how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(j)(3) of Regulation S-K.

37.   Please revise your disclosure under "Company Transactions with Directors and Officers" whether or not your comparable loans were with "persons not related to the lender." Refer to Instruction 4(c)(ii) of Item 404(a) of Regulation S-K.

38.   Please revise to describe in more detail in your policies and procedures under
        "Company Transactions with Directors and Officers" for the review, approval or
        ratification of transactions under 404(b).

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,

pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William J. Schroeder, Staff Accountant, at (202) 551-3294 or Sharon Blume, Senior Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Neil E. Grayson, Esq.
        Nelson Mullins Riley & Scarborough, LLP
        Poinsett Plaza, Suite 900
        104 South Main Street
        Greenville, SC 29601